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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48201

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/16___ AND ENDING ___03/31/17___
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southlake Capital, LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Sleepy Hollow Trail
                                          (No. and Street)

Southlake	TX	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
                                        (Name – if individual, state last, first, middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Richard Sandow_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Southlake Capital, LLC_____ as of March 31__, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
President
Title


_____
Notary Public


DARBY L GALVAN
Notary ID # 126459928
My Commission Expires
March 25, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report describing any Material Inadequacies Found to Exist or Found to Have Existed since the Date of the Previous Audit.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

SOUTHLAKE CAPITAL, LLC

CONTENTS


SOUTHLAKE CAPITAL, LLC
Statement of Financial Condition
March 31, 2017



ASSETS


Cash and cash equivalents	$	3,630
Clearing deposit		30,000
Total Assets	$	33,630


LIABILITIES AND MEMBER'S EQUITY


Liabilities	$	-0-
Member's equity		33,630
Total Liabilities and Member's Equity	$	33,630

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Income
For the Year Ended March 31, 2017

Revenues		
Securities commissions	$	7,040
Mutual fund commissions		864
Total revenues		7,904
Expenses		
Clearing charges		274
Office and administrative services – related party		2,250
Professional fees		7,500
Regulatory fees and expenses		3,715
Other expenses		175
Total expenses		13,914
Net Loss	$	(6,010)

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2017

Balance, March 31, 2016	$	36,140
Contributions from member		4,000
Distribution to member		(500)
Net loss		(6,010)
Balance, March 31, 2017	$	33,630

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2017

Balance at March 31, 2016	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2017	$	-0-

The accompanying notes are an integral part of these financial statements.

SOUTHLAKE CAPITAL, LLC
Statement of Cash Flows
For the Year Ended March 31, 2017

Cash flows from operating activities:		
Net loss	$	(6,010)
Adjustments to reconcile net loss to net cash used in operating activities:		-
Net cash used in operating activities		(6,010)
Cash flows from financing activities:		
Contributions from member		4,000
Distribution to member		(500)
Net cash provided by financing activities		3,500
Net decrease in cash and cash equivalents		(2,510)
Cash and cash equivalents at beginning of year		6,140
Cash and cash equivalents at end of year	$	3,630

Supplemental Disclosures of Cash Flow Information

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

Note 1 -   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Southlake Capital, LLC, (the "Company") was organized in November 1995 as a Texas limited liability company. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).   The member of the Company has limited personal liability for obligations or debts of the Company.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company operates as an independent full service broker-dealer in securities. The Company's customers are individuals and entities located throughout the United States.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with U.S. general accounting principles requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

Revenue Recognition

Security transactions, general securities commissions, and the related expenses are recorded on the trade date basis as securities transactions occur. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date or accrued as earned.

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Note 1 –   Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The taxable income of the Company is included in the income tax return of the sole member; therefore, federal income taxes are not payable by, or provided for, the Company.

As of March 31, 2017, open Federal tax years include the tax years ended before 2014.

The Company is subject to state income taxes.

Note 2 -   Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Note 3 -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital of approximately $33,630, which was $28,630 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 4 -   Off-Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 -   Related Party Transactions/Economic Dependence/Concentration of Services

The Company and an affiliated investment advisor ("Advisor") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The sole member of the Company, who is also a registered securities representative and officer of the Company, generated substantially all of the Company's revenue for the year ended March 31, 2017 and received no compensation. The Company is economically dependent upon the sole member due to the concentration of services provided.

The Company has entered into a Services Agreement with Advisor effective April 1, 2015, for a one year term, automatically renewable, unless canceled by either party. Under the Services Agreement, the Advisor agrees to provide office space, personal property and staff, and pay other administrative and overhead expenses of the Company. Advisor allocates a pro-rata portion of such expenses incurred on account of the Company. In making such allocation, Advisor equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities or services.   Office and administrative fees under this agreement totaled $2,250 for the year ended March 31, 2017. The Agreement was not consummated on terms equivalent to arms-length transactions.

Note 6 -   Concentration of Credit Risk

The Company has $31,678, or approximately 94% of its total assets in cash and cash equivalents and a clearing deposit held at the Company's clearing broker/dealer.

Note 7 -   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2017, through June 8, 2017, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2017

Schedule I

<u>SOUTHLAKE CAPITAL, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of March 31, 2017</u>

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	33,630
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		33,630
Deductions and/or charges –		
Non-allowable assets:		-0-
Net capital	$	33,630

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	$	-0-
Total aggregate indebtedness	$	-0-

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

SOUTHLAKE CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 28,630
Excess net capital at 1000%	$ 28,630
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation; accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

SOUTHLAKE CAPITAL, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2017

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.   Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Company's clearing firm: Hilltop Securities, Inc.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Southlake Capital, LLC

We have audited the accompanying statement of financial condition of Southlake Capital, LLC (a Texas limited liability company) as of March 31, 2017, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Southlake Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southlake Capital, LLC as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Southlake Capital, LLC's financial statements. The supplemental information is the responsibility of Southlake Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 8, 2017

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Southlake Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Southlake Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Southlake Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Southlake Capital, LLC stated that Southlake Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Southlake Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southlake Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
June 8, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



Southlake Capital, LLC

P. O. Box 92818
Southlake, Texas 76092
Phone: 817-329-5950
Fax: 817-329-5696
E-mail: rsandow@southcap.net

Southlake Capital, LLC's Exemption Report

Southlake Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Southlake Capital, LLC

I, Richard L. Sandow, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

May 11, 2017